UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AmericasBank Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03061G302

(CUSIP Number)

Noel M. Gruber, Esquire

Kennedy & Baris, LLP

Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816

301.229.3400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03061G302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Schwartz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,500

	8.	Shared Voting Power 76,550

	9.	Sole Dispositive Power 73,500

	10.	Shared Dispositive Power 76,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,050

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.65%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03061G302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard J. Bell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 133,550

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 133,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.03%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03061G302

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Potomac Development Corporation 401(k) Profit Sharing Plan & Trust 52-1493960

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 76,550

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.88%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer
This report relates to the common stock of AmericasBank Corp. (the “Company”), a Maryland corporation, the principal office of which is located at 500 York Road, Towson, Maryland 21204

Item 2.	Identity and Background
David H. Schwartz:
(a) David H. Schwartz
(b) 740 Pinehurst Way, Palm Beach Gardens, Florida 33418

(c)        Mr. Schwartz’s principal occupation is Consultant to and director of Potomac Development Corporation, and a private investor.  The principal office of Potomac Development Corporation, a real estate development and management company, is located at 900 2d Street, NE, Suite 114, Washington DC 20002

(d) Mr. Schwartz has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e)        Mr. Schwartz has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Schwartz is a citizen of the United States.
Richard J. Bell:
(a) Richard J. Bell
(b) 900 2d Street, NE, Suite 114, Washington DC 20002

(c)        Mr. Bell’s principal occupation is President and director of Potomac Development Corporation.  The principal office of Potomac Development Corporation, a real estate development and management company, is located at 900 2d Street, NE, Suite 114, Washington DC 20002

(d) Mr. Bell has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e)        Mr. Bell has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Bell is a citizen of the United States.
Potomac Development Corporation 401(k) Profit Sharing Plan and Trust (the Plan”)
(a) The Plan is a District of Columbia trust. Messrs. Schwartz and Bell are the sole trustees of the Plan.
(b) 900 2d Street, NE, Suite 114, Washington DC 20002
(c) Not applicable.

(d) The Plan has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e)        The Plan has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Plan is organized under District of Columbia law.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Schwartz directly owns 73,500 shares of the Company’s common stock, all of which were acquired with personal funds, no portion of which was borrowed.

Mr. Bell beneficially owns 28,250 shares of the Company’s common stock through the Richard J. Bell Trust, of which he and his wife, Toni F. Clark, are trustees and he is a beneficiary, and 28,750 shares of the Company’s common stock through the Toni F. Clark Trust, of which he and his wife are trustees, and he is a beneficiary.  All funds used to purchase such shares were funds of the trusts, contributed by the respective grantors from their personal funds, and no portion of which was borrowed.

Mr. Schwartz and Mr. Bell are trustees of the Plan and in such capacity share discretion over the voting and disposition of shares of the company’s common stock held by the Plan for the account of participants in the Plan.  All shares of the Company’s common stock held by the Plan were acquired using funds contributed to the Plan as profit sharing contributions by Potomac Development Corporation.

Item 4.	Purpose of Transaction

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes.  The reporting persons will continue to evaluate market conditions and the business of the issuer to determine, from time to time, possible future acquisitions or dispositions of common stock of the Company.

Except as indicated above Messrs Schwartz and Bell have no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4 of the instructions.

Item 5.	Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based upon 2,654,202 shares of common stock outstanding as of August 3, 2007, as reported on the Company’s Form 10-QSB for the quarter ended June 30, 2007.

(a) As of the date of this filing:

(i)         Mr. Schwartz beneficially owns an aggregate of 150,050 shares of the Company’s common stock (including 76,550 shares, or 2.88% of the outstanding, held by the Plan), resenting 5.65% of the outstanding shares. These shares exclude, and Mr. Schwartz expressly disclaims beneficial ownership of, 16,400 shares, or 0.62% of the outstanding shares, held by Patricia R. Schwartz, his wife.  Mr. Schwartz disclaims beneficial ownership of shares beneficially owned by Mr. Bell through Richard J. Bell Trust and the Toni F. Clark Trust.

(ii)        Mr. Bell beneficially owns an aggregate of 133,550 shares of the Company’s common stock (including 76,550 shares, or 2.88% of the outstanding, held by the Plan); representing 5.03% of the outstanding shares. Mr. Bell expressly disclaims beneficial ownership of shares held by Mr. Schwarz directly.

(iii)       Collectively, as a group, Messrs. Schwartz and Bell beneficially own an aggregate of 207,050 shares of the Company’s common stock, or 7.80% of the outstanding, excluding the 16,400 shares, or 0.62% of the outstanding, held by Mr. Schwartz’s wife, and subject to the disclaimers of beneficial ownership set forth above.

(b)              Mr. Schwartz possesses sole power to vote and the sole power to dispose of 73,500 shares of common stock, or 2.77% of the outstanding shares.  Mr. Bell does not have the sole power to vote or the sole power to dispose of any shares of common stock.

Mr. Schwartz shares the power to vote and the power to dispose of 76,550 shares of common stock held by the Plan, or 2.88% of the outstanding shares.

Mr. Bell shares the power to vote and the power to dispose of 133,550 shares of common stock, or 5.03% of the outstanding shares, including 76,550 shares, or 2.88% of the outstanding, held by the Plan.

(c)               During the sixty days immediately preceding the date of this filing, purchases attributable to the reporting persons were effected in the Company’s common stock as set forth in the table below.  All such purchases were made in open market transactions.  No sales or other transfers were effected during such period.

Date	Number of Shares	Price Per Share	Purchased By
9/4/2007	500	$5.00	Plan
9/14/2007	2,500	$4.89	Plan
9/14/2007	750	$4.89	Richard J. Bell Trust
9/14/2007	1,250	$4.89	Toni F. Clark Trust
9/18/2007	25,000	$4.89	David Schwartz
9/18/2007	25,000	$4.89	Richard J. Bell Trust
9/18/2007	25,000	$4.89	Toni F. Clark Trust

(d)              The respective owners of shares which the reporting persons are deemed to beneficially own, have the right to receive or direct the receipt of all dividends in respect of, or proceeds of the sale of, all shares owned by such persons. Mr. Schwartz and Mr. Bell, as trustees of the Plan, share the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the 76,550 shares of common stock held by the Plan, subject to the shares and the rights thereof, being vested in participant accounts under the Plan, provided that Plan participants may direct the receipt of dividends and proceeds from the sale of common stock vested in their accounts, so long as the trustees do not exercise authority to the contrary.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

Item 7.	Material to Be Filed as Exhibits
None.
[Remainder of page intentionally blank.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

September 27, 2007

/s/ David H. Schwartz
David H. Schwartz

/s/ Richard J. Bell
Richard J. Bell

POTOMAC DEVELOPMENT CORPORATION 401(K) PROFIT SHARING PLAN & TRUST

	By:	/s/ David H. Schwartz
David H, Schwartz, Trustee

	By:	/s/ Richard J. Bell
Richard J. Bell, Trustee